

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden hours per response. . . 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

PROCESSED
AUG 2 6 2003
THOMSON FINANCIAL

Form 8K - 8-25-2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-101500
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)


03059961

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

(Title)

B03HG1PXING - Price/Yield - 1A1

Balance	$175,144,000.00	Delay	24
Initial Coupon	3.35929486	Dated	8/1/2003
Settle	8/27/2003	First Payment	9/25/2003

Price	0 CPR To Roll	10 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.37380	3.528	3.553	3.583	3.601	3.621	3.667	3.803
99.43630	3.505	3.526	3.551	3.566	3.583	3.622	3.737
99.49880	3.481	3.499	3.520	3.532	3.546	3.578	3.671
99.56130	3.458	3.471	3.488	3.497	3.508	3.533	3.606
99.62380	3.434	3.444	3.456	3.463	3.471	3.489	3.541
99.68630	3.411	3.417	3.424	3.429	3.433	3.444	3.475
99.74880	3.387	3.390	3.393	3.394	3.396	3.400	3.410
99.81130	3.364	3.363	3.361	3.360	3.359	3.355	3.345
99.87380	3.340	3.336	3.329	3.326	3.321	3.311	3.280
99.93630	3.317	3.308	3.298	3.291	3.284	3.267	3.215
99.99880	**3.294**	**3.281**	**3.266**	**3.257**	**3.247**	**3.223**	**3.150**
100.06130	3.270	3.254	3.235	3.223	3.210	3.179	3.086
100.12380	3.247	3.227	3.203	3.189	3.173	3.134	3.021
100.18630	3.224	3.200	3.171	3.155	3.136	3.090	2.956
100.24880	3.200	3.173	3.140	3.120	3.099	3.046	2.892
100.31130	3.177	3.146	3.109	3.086	3.062	3.003	2.828
100.37380	3.154	3.119	3.077	3.052	3.025	2.959	2.763
100.43630	3.130	3.093	3.046	3.018	2.988	2.915	2.699
100.49880	3.107	3.066	3.014	2.984	2.951	2.871	2.635
100.56130	3.084	3.039	2.983	2.950	2.914	2.827	2.571
100.62380	3.061	3.012	2.952	2.916	2.877	2.784	2.507
WAL	2.839	2.447	2.090	1.925	1.770	1.484	1.003
Mod Durn	2.666	2.304	1.975	1.822	1.677	1.412	0.963
Principal Window	09/03 - 07/06	09/03 - 07/06	09/03 - 07/06	09/03 - 07/06	09/03 - 07/06	09/03 - 07/06	09/03 - 07/06
LIBOR_1YR	1.36	1.36	1.36	1.36	1.36	1.36	1.36

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03HMKT2 - Price/Yield - 2A1

Balance	$27,000,000.00	Delay	24
Initial Coupon	4.011745484	Dated	8/1/2003
Settle	8/27/2003	First Payment	9/25/2003

Price	***Vector 1***	***Vector 2***	***Vector 3***	***25 CPR to Roll***
	Yield	Yield	Yield	Yield
99.3737	4.142	4.174	4.268	4.196
99.4362	4.124	4.151	4.229	4.169
99.4987	4.106	4.128	4.191	4.142
99.5612	4.089	4.105	4.152	4.116
99.6237	4.071	4.082	4.113	4.089
99.6862	4.053	4.059	4.074	4.062
99.7487	4.035	4.036	4.036	4.035
99.8112	4.017	4.014	3.997	4.008
99.8737	4.000	3.991	3.959	3.981
99.9362	3.982	3.968	3.920	3.955
99.9987	**3.964**	**3.945**	**3.882**	**3.928**
100.0612	3.947	3.923	3.843	3.901
100.1237	3.929	3.900	3.805	3.875
100.1862	3.911	3.877	3.766	3.848
100.2487	3.894	3.855	3.728	3.821
100.3112	3.876	3.832	3.690	3.795
100.3737	3.859	3.809	3.651	3.768
100.4362	3.841	3.787	3.613	3.742
100.4987	3.823	3.764	3.575	3.715
100.5612	3.806	3.742	3.537	3.689
100.6237	3.788	3.719	3.499	3.662
WAL	3.914	3.005	1.718	2.553
Mod Durn	3.520	2.740	1.620	2.330
Principal Window	09/03 - 07/08	09/03 - 07/08	09/03 - 02/08	09/03 - 07/08
LIBOR_1YR	1.37875	1.37875	1.37875	1.37875

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS 03-H 2A1 CFs

Period	Date	Prin	Int	Cashflow	Beg Balance	CPR
0	27-Aug-03	0	0	0	27,000,000.00	
1	25-Sep-03	118,757.29	90,264.27	209,021.56	26,881,242.71	4
2	25-Oct-03	118,360.75	89,867.81	208,228.56	26,762,881.96	4
3	25-Nov-03	117,965.55	89,472.67	207,438.22	26,644,916.41	4
4	25-Dec-03	129,443.84	89,078.85	218,522.69	26,515,472.56	4.5
5	25-Jan-04	128,943.58	88,646.65	217,590.23	26,386,528.99	4.5
6	25-Feb-04	128,445.21	88,216.12	216,661.33	26,258,083.78	4.5
7	25-Mar-04	139,708.54	87,787.26	227,495.80	26,118,375.24	5
8	25-Apr-04	139,096.71	87,320.74	226,417.45	25,979,278.52	5
9	25-May-04	138,487.48	86,856.26	225,343.73	25,840,791.05	5
10	25-Jun-04	172,950.33	86,393.81	259,344.14	25,667,840.71	6.5
11	25-Jul-04	171,934.20	85,816.14	257,750.34	25,495,906.51	6.5
12	25-Aug-04	170,923.79	85,241.86	256,165.65	25,324,982.73	6.5
13	25-Sep-04	204,814.60	84,670.96	289,485.56	25,120,168.13	8
14	25-Oct-04	203,311.87	83,986.74	287,298.61	24,916,856.26	8
15	25-Nov-04	201,819.75	83,307.54	285,127.28	24,715,036.51	8
16	25-Dec-04	223,339.58	82,633.32	305,972.90	24,491,696.93	9
17	25-Jan-05	221,484.27	81,887.14	303,371.41	24,270,212.66	9
18	25-Feb-05	219,643.84	81,147.16	300,791.00	24,050,568.82	9
19	25-Mar-05	240,443.93	80,413.33	320,857.25	23,810,124.89	10
20	25-Apr-05	238,213.27	79,609.94	317,823.21	23,571,911.62	10
21	25-May-05	236,002.65	78,814.00	314,816.66	23,335,908.97	10
22	25-Jun-05	233,811.91	78,025.45	311,837.36	23,102,097.06	10
23	25-Jul-05	231,640.86	77,244.21	308,885.07	22,870,456.20	10
24	25-Aug-05	229,489.33	76,470.23	305,959.56	22,640,966.87	10
25	25-Sep-05	227,357.14	75,703.43	303,060.57	22,413,609.74	10
26	25-Oct-05	225,244.12	74,943.75	300,187.87	22,188,365.61	10
27	25-Nov-05	223,150.11	74,191.13	297,341.24	21,965,215.50	10
28	25-Dec-05	221,074.93	73,445.50	294,520.43	21,744,140.58	10
29	25-Jan-06	219,018.41	72,706.81	291,725.22	21,525,122.16	10
30	25-Feb-06	216,980.39	71,974.98	288,955.38	21,308,141.77	10
31	25-Mar-06	214,960.71	71,249.96	286,210.68	21,093,181.06	10
32	25-Apr-06	212,959.20	70,531.69	283,490.89	20,880,221.86	10
33	25-May-06	210,975.70	69,820.10	280,795.80	20,669,246.16	10
34	25-Jun-06	209,010.05	69,115.14	278,125.18	20,460,236.11	10
35	25-Jul-06	207,062.09	68,416.74	275,478.82	20,253,174.02	10
36	25-Aug-06	205,131.66	67,724.84	272,856.50	20,048,042.36	10
37	25-Sep-06	203,218.61	67,039.40	270,258.01	19,844,823.75	10
38	25-Oct-06	201,322.78	66,360.34	267,683.12	19,643,500.97	10
39	25-Nov-06	199,444.02	65,687.62	265,131.64	19,444,056.95	10
40	25-Dec-06	197,582.18	65,021.17	262,603.35	19,246,474.78	10
41	25-Jan-07	195,737.10	64,360.94	260,098.04	19,050,737.68	10
42	25-Feb-07	193,908.64	63,706.88	257,615.51	18,856,829.04	10
43	25-Mar-07	192,096.65	63,058.92	255,155.56	18,664,732.39	10
44	25-Apr-07	190,300.98	62,417.01	252,717.99	18,474,431.41	10
45	25-May-07	188,521.49	61,781.10	250,302.59	18,285,909.92	10
46	25-Jun-07	186,758.03	61,151.13	247,909.16	18,099,151.90	10
47	25-Jul-07	185,010.46	60,527.06	245,537.52	17,914,141.44	10
48	25-Aug-07	183,278.64	59,908.82	243,187.46	17,730,862.80	10
49	25-Sep-07	181,562.43	59,296.36	240,858.79	17,549,300.37	10
50	25-Oct-07	179,867.08	58,672.70	238,539.78	17,369,433.29	10
51	25-Nov-07	178,181.56	58,071.83	236,253.39	17,191,251.73	10
52	25-Dec-07	176,521.92	57,442.06	233,963.98	17,014,729.80	10
53	25-Jan-08	174,866.44	56,852.73	231,719.17	16,839,863.36	10
54	25-Feb-08	533,605.32	56,268.92	589,874.25	16,306,258.04	30
55	25-Mar-08	517,445.25	54,457.52	571,902.78	15,788,812.79	30
56	25-Apr-08	501,762.27	52,729.91	554,492.18	15,287,050.51	30
57	25-May-08	487,269.86	50,142.31	537,412.17	14,799,780.65	30
58	25-Jun-08	473,935.10	46,992.73	520,927.83	14,325,845.55	30
59	25-Jul-08	14,325,845.55	44,471.28	14,370,316.83	0	100

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS 03-H 2A1 CFs

Period	Date	Prin	Int	Cashflow	Beg Balance	CPR
0	27-Aug-03	0	0	0	27,000,000.00	
1	25-Sep-03	142,869.24	90,264.27	233,133.51	26,857,130.76	5
2	25-Oct-03	142,244.07	89,787.20	232,031.27	26,714,886.69	5
3	25-Nov-03	141,621.56	89,312.21	230,933.77	26,573,265.14	5
4	25-Dec-03	263,247.00	88,839.31	352,086.30	26,310,018.14	10
5	25-Jan-04	260,814.52	87,959.78	348,774.29	26,049,203.62	10
6	25-Feb-04	258,403.87	87,088.37	345,492.24	25,790,799.75	10
7	25-Mar-04	317,668.18	86,225.01	403,893.19	25,473,131.57	12.5
8	25-Apr-04	313,964.58	85,163.51	399,128.09	25,159,166.99	12.5
9	25-May-04	310,303.21	84,114.39	394,417.59	24,848,863.78	12.5
10	25-Jun-04	367,722.00	83,077.49	450,799.49	24,481,141.79	15
11	25-Jul-04	362,532.06	81,848.61	444,380.67	24,118,609.72	15
12	25-Aug-04	357,414.12	80,637.07	438,051.18	23,761,195.61	15
13	25-Sep-04	474,132.75	79,442.63	553,575.38	23,287,062.85	20
14	25-Oct-04	465,042.48	77,857.94	542,900.41	22,822,020.38	20
15	25-Nov-04	456,124.57	76,303.62	532,428.18	22,365,895.81	20
16	25-Dec-04	507,276.75	74,779.10	582,055.85	21,858,619.06	22.5
17	25-Jan-05	496,215.99	73,083.54	569,299.53	21,362,403.07	22.5
18	25-Feb-05	485,394.19	71,424.93	556,819.13	20,877,008.87	22.5
19	25-Mar-05	532,525.09	69,802.50	602,327.58	20,344,483.79	25
20	25-Apr-05	519,473.06	68,022.45	587,495.51	19,825,010.73	25
21	25-May-05	506,738.42	66,286.03	573,024.45	19,318,272.31	25
22	25-Jun-05	494,313.50	64,592.17	558,905.67	18,823,958.80	25
23	25-Jul-05	482,190.80	62,939.82	545,130.62	18,341,768.00	25
24	25-Aug-05	470,362.99	61,327.99	531,690.99	17,871,405.01	25
25	25-Sep-05	458,822.94	59,755.69	518,578.64	17,412,582.07	25
26	25-Oct-05	447,563.68	58,221.96	505,785.64	16,965,018.39	25
27	25-Nov-05	436,578.40	56,725.85	493,304.25	16,528,439.99	25
28	25-Dec-05	425,860.47	55,266.46	481,126.93	16,102,579.52	25
29	25-Jan-06	415,403.41	53,842.88	469,246.29	15,687,176.10	25
30	25-Feb-06	405,200.91	52,454.25	457,655.16	15,281,975.20	25
31	25-Mar-06	395,246.78	51,099.72	446,346.51	14,886,728.42	25
32	25-Apr-06	385,535.02	49,778.46	435,313.48	14,501,193.39	25
33	25-May-06	376,059.75	48,489.66	424,549.41	14,125,133.64	25
34	25-Jun-06	366,815.24	47,232.52	414,047.76	13,758,318.40	25
35	25-Jul-06	357,795.90	46,006.27	403,802.17	13,400,522.50	25
36	25-Aug-06	348,996.26	44,810.18	393,806.43	13,051,526.24	25
37	25-Sep-06	340,410.99	43,643.49	384,054.48	12,711,115.25	25
38	25-Oct-06	332,034.91	42,505.49	374,540.40	12,379,080.34	25
39	25-Nov-06	306,466.82	41,395.49	347,862.31	12,072,613.52	25
40	25-Dec-06	298,943.90	40,370.97	339,314.87	11,773,669.63	25
41	25-Jan-07	291,604.42	39,371.60	330,976.02	11,482,065.21	25
42	25-Feb-07	284,443.94	38,396.75	322,840.70	11,197,621.27	25
43	25-Mar-07	277,458.11	37,445.84	314,903.95	10,920,163.15	25
44	25-Apr-07	270,642.70	36,518.28	307,160.98	10,649,520.46	25
45	25-May-07	263,993.56	35,613.50	299,607.06	10,385,526.89	25
46	25-Jun-07	257,506.67	34,730.93	292,237.61	10,128,020.22	25
47	25-Jul-07	251,178.09	33,870.05	285,048.15	9,876,842.13	25
48	25-Aug-07	245,003.97	33,030.33	278,034.30	9,631,838.15	25
49	25-Sep-07	238,980.57	32,211.23	271,191.81	9,392,857.58	25
50	25-Oct-07	233,107.07	31,403.21	264,510.28	9,159,750.51	25
51	25-Nov-07	227,374.07	30,624.11	257,998.18	8,932,376.43	25
52	25-Dec-07	221,786.55	29,846.23	251,632.78	8,710,589.89	25
53	25-Jan-08	216,329.89	29,105.42	245,435.31	8,494,259.99	25
54	25-Feb-08	486,211.78	28,382.82	514,594.61	8,008,048.21	50
55	25-Mar-08	458,430.41	26,744.24	485,174.65	7,549,617.80	50
56	25-Apr-08	432,229.87	25,213.46	457,443.33	7,117,387.93	50
57	25-May-08	407,850.33	23,345.40	431,195.72	6,709,537.60	50
58	25-Jun-08	385,164.13	21,304.33	406,468.46	6,324,373.48	50
59	25-Jul-08	6,324,373.48	19,632.56	6,344,006.03	0	100

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS 03-H 2A1 CFs

Period	Date	Prin	Int	Cashflow	Beg Balance	CPR
0	27-Aug-03	0	0	0	27,000,000.00	
1	25-Sep-03	267,033.97	90,264.27	357,298.24	26,732,966.03	10
2	25-Oct-03	264,568.34	89,372.10	353,940.44	26,468,397.69	10
3	25-Nov-03	262,124.83	88,488.16	350,612.99	26,206,272.85	10
4	25-Dec-03	386,613.13	87,612.38	474,225.51	25,819,659.73	15
5	25-Jan-04	381,163.99	86,320.41	467,484.39	25,438,495.74	15
6	25-Feb-04	375,790.37	85,046.64	460,837.01	25,062,705.37	15
7	25-Mar-04	498,746.00	83,790.82	582,536.82	24,563,959.37	20
8	25-Apr-04	489,194.76	82,123.91	571,318.67	24,074,764.61	20
9	25-May-04	479,824.49	80,488.91	560,313.41	23,594,940.11	20
10	25-Jun-04	598,722.95	78,885.23	677,608.18	22,996,217.17	25
11	25-Jul-04	584,070.99	76,884.01	660,955.01	22,412,146.17	25
12	25-Aug-04	569,774.99	74,931.76	644,706.74	21,842,371.19	25
13	25-Sep-04	817,104.09	73,027.27	890,131.36	21,025,267.10	35
14	25-Oct-04	787,600.94	70,295.85	857,896.79	20,237,666.16	35
15	25-Nov-04	759,158.89	67,663.03	826,821.92	19,478,507.27	35
16	25-Dec-04	1,153,430.60	65,125.28	1,218,555.88	18,325,076.67	50
17	25-Jan-05	1,087,669.96	61,269.26	1,148,939.21	17,237,406.72	50
18	25-Feb-05	1,025,651.39	57,633.06	1,083,284.45	16,211,755.33	50
19	25-Mar-05	1,864,863.28	54,204.17	1,919,067.45	14,346,892.06	75
20	25-Apr-05	1,659,736.57	47,969.31	1,707,705.88	12,687,155.48	75
21	25-May-05	1,436,331.40	42,420.21	1,478,751.62	11,250,824.08	75
22	25-Jun-05	1,276,127.26	37,618.02	1,313,745.28	9,974,696.82	75
23	25-Jul-05	1,133,659.27	33,351.41	1,167,010.68	8,841,037.55	75
24	25-Aug-05	1,006,971.38	29,561.11	1,036,532.49	7,834,066.17	75
25	25-Sep-05	894,322.85	26,194.36	920,517.21	6,939,743.32	75
26	25-Oct-05	794,164.53	23,204.22	817,368.75	6,145,578.79	75
27	25-Nov-05	705,117.82	20,548.94	725,666.76	5,440,460.98	75
28	25-Dec-05	625,955.92	18,191.37	644,147.29	4,814,505.06	75
29	25-Jan-06	555,587.13	16,098.47	571,685.60	4,258,917.93	75
30	25-Feb-06	493,040.01	14,240.83	507,280.83	3,765,877.93	75
31	25-Mar-06	437,450.12	12,592.31	450,042.42	3,328,427.81	75
32	25-Apr-06	388,048.27	11,129.65	399,177.92	2,940,379.54	75
33	25-May-06	344,150.07	9,832.16	353,982.23	2,596,229.47	75
34	25-Jun-06	305,146.54	8,681.44	313,827.98	2,291,082.93	75
35	25-Jul-06	270,495.86	7,661.12	278,156.99	2,020,587.06	75
36	25-Aug-06	239,715.97	6,756.67	246,472.63	1,780,871.10	75
37	25-Sep-06	196,014.42	5,955.12	201,969.55	1,584,856.67	75
38	25-Oct-06	174,447.38	5,299.70	179,747.09	1,410,409.29	75
39	25-Nov-06	155,252.52	4,716.39	159,968.91	1,255,156.77	75
40	25-Dec-06	138,169.01	4,197.26	142,366.27	1,116,987.76	75
41	25-Jan-07	122,964.67	3,735.25	126,699.92	994,023.09	75
42	25-Feb-07	109,432.87	3,324.08	112,756.95	884,590.22	75
43	25-Mar-07	97,389.68	2,958.15	100,347.83	787,200.54	75
44	25-Apr-07	86,671.40	2,632.49	89,303.89	700,529.14	75
45	25-May-07	77,132.32	2,342.67	79,474.99	623,396.82	75
46	25-Jun-07	68,642.74	2,084.74	70,727.49	554,754.07	75
47	25-Jul-07	61,087.24	1,855.20	62,942.45	493,666.83	75
48	25-Aug-07	54,363.08	1,650.93	56,014.01	439,303.75	75
49	25-Sep-07	48,378.82	1,469.14	49,847.96	390,924.93	75
50	25-Oct-07	43,053.17	1,306.98	44,360.16	347,871.75	75
51	25-Nov-07	38,313.47	1,163.05	39,476.52	309,558.29	75
52	25-Dec-07	34,095.54	1,034.34	35,129.88	275,462.75	75
53	25-Jan-08	30,341.62	920.43	31,262.04	245,121.14	75
54	25-Feb-08	245,121.14	819.05	245,940.19	0.00	100
55	25-Mar-08					100
56	25-Apr-08					100
57	25-May-08					100
58	25-Jun-08					100
59	25-Jul-08					100

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS 03-H 2A1 CFs

Period	Date	Prin	Int	Cashflow	Beg Balance	CPR
0	27-Aug-03	0	0	0	27,000,000.00	
1	25-Sep-03	681,633.16	90,264.27	771,897.44	26,318,366.84	25
2	25-Oct-03	664,976.58	87,986.04	752,962.62	25,653,390.26	25
3	25-Nov-03	648,724.26	85,763.46	734,487.72	25,004,666.00	25
4	25-Dec-03	632,866.42	83,595.19	716,461.61	24,371,799.57	25
5	25-Jan-04	617,393.54	81,479.91	698,873.46	23,754,406.03	25
6	25-Feb-04	602,296.30	79,416.34	681,712.65	23,152,109.73	25
7	25-Mar-04	587,565.63	77,403.22	664,968.85	22,564,544.10	25
8	25-Apr-04	573,192.66	75,439.33	648,631.98	21,991,351.44	25
9	25-May-04	559,168.74	73,523.46	632,692.20	21,432,182.70	25
10	25-Jun-04	545,485.43	71,654.46	617,139.89	20,886,697.27	25
11	25-Jul-04	532,134.49	69,831.18	601,965.68	20,354,562.78	25
12	25-Aug-04	519,107.89	68,052.52	587,160.42	19,835,454.89	25
13	25-Sep-04	506,397.78	66,317.40	572,715.17	19,329,057.11	25
14	25-Oct-04	493,996.50	64,624.74	558,621.24	18,835,060.61	25
15	25-Nov-04	481,896.57	62,973.53	544,870.11	18,353,164.04	25
16	25-Dec-04	470,090.72	61,362.76	531,453.48	17,883,073.32	25
17	25-Jan-05	458,571.82	59,791.44	518,363.26	17,424,501.49	25
18	25-Feb-05	447,332.93	58,258.61	505,591.54	16,977,168.56	25
19	25-Mar-05	436,367.27	56,763.34	493,130.61	16,540,801.29	25
20	25-Apr-05	425,668.23	55,304.72	480,972.94	16,115,133.07	25
21	25-May-05	415,229.35	53,881.85	469,111.20	15,699,903.72	25
22	25-Jun-05	405,044.33	52,493.86	457,538.20	15,294,859.38	25
23	25-Jul-05	395,107.04	51,139.92	446,246.96	14,899,752.34	25
24	25-Aug-05	385,411.46	49,819.18	435,230.65	14,514,340.88	25
25	25-Sep-05	375,951.75	48,530.85	424,482.60	14,138,389.13	25
26	25-Oct-05	366,722.20	47,274.13	413,996.33	13,771,666.93	25
27	25-Nov-05	357,717.22	46,048.26	403,765.48	13,413,949.71	25
28	25-Dec-05	348,931.38	44,852.48	393,783.86	13,065,018.33	25
29	25-Jan-06	340,359.38	43,686.06	384,045.43	12,724,658.95	25
30	25-Feb-06	323,213.51	42,548.29	365,761.80	12,401,445.44	25
31	25-Mar-06	315,176.13	41,467.84	356,643.97	12,086,269.31	25
32	25-Apr-06	307,335.97	40,414.25	347,750.21	11,778,933.34	25
33	25-May-06	299,688.21	39,386.86	339,075.07	11,479,245.13	25
34	25-Jun-06	292,228.18	38,385.03	330,613.21	11,187,016.95	25
35	25-Jul-06	284,951.32	37,408.13	322,359.45	10,902,065.63	25
36	25-Aug-06	277,853.16	36,455.55	314,308.71	10,624,212.47	25
37	25-Sep-06	262,909.82	35,526.70	298,436.53	10,361,302.65	25
38	25-Oct-06	256,458.24	34,647.81	291,106.05	10,104,844.41	25
39	25-Nov-06	250,163.94	33,790.47	283,954.41	9,854,680.47	25
40	25-Dec-06	244,023.10	32,954.18	276,977.28	9,610,657.37	25
41	25-Jan-07	238,032.00	32,138.40	270,170.41	9,372,625.36	25
42	25-Feb-07	232,187.02	31,342.65	263,529.67	9,140,438.35	25
43	25-Mar-07	226,484.60	30,566.44	257,051.04	8,913,953.75	25
44	25-Apr-07	220,921.29	29,809.29	250,730.57	8,693,032.46	25
45	25-May-07	215,493.71	29,070.72	244,564.43	8,477,538.76	25
46	25-Jun-07	210,198.56	28,350.30	238,548.87	8,267,340.19	25
47	25-Jul-07	205,032.64	27,647.58	232,680.22	8,062,307.55	25
48	25-Aug-07	199,992.81	26,962.12	226,954.93	7,862,314.74	25
49	25-Sep-07	195,076.00	26,293.51	221,369.51	7,667,238.74	25
50	25-Oct-07	190,281.56	25,633.93	215,915.49	7,476,957.18	25
51	25-Nov-07	185,601.80	24,997.97	210,599.77	7,291,355.38	25
52	25-Dec-07	181,040.80	24,363.00	205,403.80	7,110,314.58	25
53	25-Jan-08	176,586.61	23,758.28	200,344.90	6,933,727.97	25
54	25-Feb-08	172,241.24	23,168.44	195,409.69	6,761,486.73	25
55	25-Mar-08	168,005.74	22,581.13	190,586.88	6,593,480.99	25
56	25-Apr-08	163,869.94	22,020.25	185,890.19	6,429,611.05	25
57	25-May-08	160,139.63	21,089.45	181,229.08	6,269,471.42	25
58	25-Jun-08	156,813.17	19,907.02	176,720.19	6,112,658.25	25
59	25-Jul-08	6,112,658.25	18,975.34	6,131,633.59	0	100

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Slow Vector 1 10 CPR	Pricing Vector 25 CPR	Fast Vector 3 75 CPR
4	5	10
4	5	10
4	5	10
4.5	10	15
4.5	10	15
4.5	10	15
5	12.5	20
5	12.5	20
5	12.5	20
6.5	15	25
6.5	15	25
6.5	15	25
8	20	35
8	20	35
8	20	35
9	22.5	50
9	22.5	50
9	22.5	50
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75
10	25	75

10	25	75
10	25	75
30	50	100
30	50	100
30	50	100
30	50	100
30	50	100
30	50	100

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Und
This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material
reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distrib
information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market cond
Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or event
purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, h
securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference
with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registrat
current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding
regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. T
not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this mate
material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.